--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                              AMENDMENT NO. 6 TO

                                SCHEDULE 14D-9
                                (RULE 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                                EMACHINES, INC.
                           (Name of Subject Company)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                        (Title of Class of Securities)

                                 29076P 10 2

                          (CUSIP Number of Class of
                                  Securities)

                                ---------------

                                Wayne R. Inouye
                         14350 Myford Road, Suite 100
                               Irvine, CA 92606
                                (714) 481-2828
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                ---------------

                                   Copy to:
                              John A. Fore, Esq.
                            Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

                               ----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

     This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of eMachines, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") on November 27, 2001, as amended by that Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 filed by the Company with the Commission on November 28, 2001, that Amendment No. 2 ("Amendment No. 2") to
Schedule 14D-9 filed by the Company with the Commission on November 28, 2001 and that Amendment No. 3 ("Amendment No. 3") to Schedule 14D-9 filed by the Company with the Commission on November 30, 2001, that Amendment No. 4 ("Amendment No. 4") to Schedule 14D-9 filed by the Company with the Commission on December 14, 2001 and that Amendment No. 5 ("Amendment No. 5") to Schedule 14D-9 filed by the Company with the Commission on December 20, 2001.

     Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.  Additional Information

     The section entitled "Certain Litigation" in Item 8 is hereby amended to add the following:

     On December 20, 2001, eMachines and EM Holdings issued a press release announcing that the court in the matter of David Packard v. eMachines granted an order withdrawing and vacating the temporary restraining order previously issued enjoining the merger. The press release is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

Item 9.  Exhibits

Exhibit (a)(9)          eMachines and EM Holdings Press Release issued December 20, 2001.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2001

                                  eMachines Inc.

                                  By:  /s/ WAYNE R. INOUYE
                                       -------------------
                                  Name:   Wayne R. Inouye
                                  Title:  President and Chief Executive Officer

                                      -3-